UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

John Hancock Marathon Asset-Based Lending Fund

(Name of Issuer)

John Hancock Marathon Asset-Based Lending Fund

(Name of Person(s) Filing Statement (Issuer))

Class I, Class S, and Class D Shares of Beneficial Interest

(Title of Class of Securities)

ABLFX, ABLHX, and ABLGX

(CUSIP Number of Class of Securities)

Christopher Sechler, Esq.

200 Berkeley Street

Boston, MA 02116

(617)- 663- 3000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:

Mark P. Goshko

George J. Zornada

K&L Gates LLP

1 Congress Street, Suite 2900

Boston, MA 02114

January 30, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Final Amendment to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on November 21, 2025 by the John Hancock Marathon Asset-Based Lending Fund (the “Fund”) relating to the Fund’s offer to repurchase common shares of beneficial interest of the Fund (“Shares”) from its shareholders (“Shareholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal in an aggregate amount of up to $11,700,000 (the “Offer”) and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the Offer, $3,155,536.12 was tendered and accepted by the Fund at a net asset value of $20.11 per Share as determined as of December 31, 2025.156,913.78 Shares were tendered for repurchase.

Item 12(b). Filing Fee

Exhibit - Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2026

JOHN HANCOCK MARATHON ASSET-BASED LENDING FUND

By:	/s/ Kristie M. Feinberg
Name:	Kristie M. Feinberg
Title:	President (Chief Executive Officer and Principal Executive Officer)